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                                                                  Exhibit (a)(3)

                                     [Logo]

                                 July 13, 2001

Dear Fellow Shareholders:

   I am pleased to inform you that on July 9, 2001, Full Line Distributors, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Broder Bros., Co. ("Broder") and FLD Acquisition Corp., a wholly owned subsidiary of Broder ("Purchaser"), pursuant to which (i) Broder will cause Purchaser to commence a tender offer (the "Offer") for all outstanding shares of common stock of the Company at a price of $2.95 per share, net to the seller in cash, and (ii) Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Broder.

   Your Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, taken together, are fair to, and in the best interests of, the shareholders of the Company, and recommends that all shareholders accept the Offer and tender their Shares pursuant to the Offer.

   In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including, among other things, the opinion of CoView Capital, Inc. to the effect that the $2.95 per share cash consideration to be received by shareholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such shareholders.

   In addition to the attached Schedule 14D-9 relating to the Offer, enclosed is the Offer to Purchase, dated July 13, 2001, of Purchaser, together with related materials, including a Letter of Transmittal to be used for tendering your shares of common stock in the Offer. These documents set forth the terms and conditions of the Offer and Merger and provide instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

   On behalf of your Board of Directors, I thank you for your continued support.

                                       Sincerely yours,

                                       [Logo Signature]
                                       Isador E. Mitzner
                                       Chairman of the Board